SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of December

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                Form 20-F _____X_____           Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                Yes __________                  No _____X_____


 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated
                 December 17, 2003, announcing certain events.

Van der Moolen Announces Major Reorganization of its US Option Activities

    AMSTERDAM, the Netherlands--(BUSINESS WIRE)--Dec. 17, 2003--Van der Moolen, specialists, market makers and proprietary traders, announced today a major reorganization of its US option activities.
    On December 17, 2003 our 65.5% owned option unit, Cohen, Duffy, McGowan (CDM), gave notice that it will resign from its role acting as an option specialist on the American Stock Exchange (AMEX). Full withdrawal will be expected by year end and is subject to AMEX approval. Closure of CDM and the return of its specialist assignments to the AMEX will result in an impairment of intangibles of approximately EUR 17 million pre-tax (after minority interest) which will be included in the fourth quarter results. Although CDM's result showed an improvement throughout the year 2003, its contribution to Van der Moolen's net result remained negative (first nine months -/- EUR 0.5 million).
    Van der Moolen has been looking to adjust its position and strategy in the US option markets since 2002, by reducing personnel, capital employed and the number of option series for which its subsidiaries act as specialist. Earlier in December the decision was made to withdraw from our option activities in Philadelphia. The consideration received was approximately equal to the activities' book value in our accounts, so the transfer resulted in no capital gain or loss.
    In October Van der Moolen started its US "upstairs" (electronic) option trading activity. Following the reorganization, Van der Moolen will remain active on the CBOE as an option specialist and out of New York the firm is increasing its "upstairs" activity.

For further information please contact
Investor Relations/Corporate Communications
Telephone: +31 (0)20 535 6789
www.vandermoolen.com


    For more information about Van der Moolen, please visit www.vandermoolen.com.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VAN DER MOOLEN HOLDING N.V.

         Date: December 18, 2003          By: /s/ Friedrich M.J. Bottcher
                                              ---------------------------

                                          name: Friedrich M.J. Bottcher
                                          title: Chairman of the Executive Board

                                          By: /s/ Frank F. Dorjee
                                              ---------------------------

                                          name: Frank F. Dorjee
                                          title: Chief Financial Officer
                                             Member of the Executive Board

                                          By: /s/ James P. Cleaver, Jr.
                                              ----------------------------

                                          name : James P. Cleaver, Jr.
                                          title: Member of the Executive Board

                                          By: /s/ Casper F. Rondeltap
                                              ----------------------------
                                          name : Casper F. Rondeltap
                                          title: Member of the Executive Board